Exhibit 99.1

Innate Pharma Announces Abstracts Selected for ESMO Congress 2023

  Sanofi’s ongoing SAR’579/IPH6101 Phase 1/2 trial in hematologic malignancies selected for oral presentation
  Presentations under the AstraZeneca collaboration include an IPH5201 early lung cancer Trial in Progress poster and monalizumab SCCHN updates

MARSEILLE, France--(BUSINESS WIRE)--October 16, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the following presentations will be presented at the European Society for Medical Oncology (ESMO) Congress 2023, taking place October 20-24 in Madrid, Spain.

Abstract details:

SAR’579 / IPH6101 (from a Joint Research Collaboration with Sanofi)

Presentation Number: 823O
Presentation Title: Preliminary Pharmacokinetics (PK) and Pharmacodynamic (PD) Analysis of the CD123 NK Cell Engager (NKCE) SAR443579 in Patients (pts) with Relapsed or Refractory Acute Myeloid Leukemia (R/R AML), B-cell Acute Lymphoblastic Leukemia (B-ALL) or High Risk-Myelodysplasia (HR-MDS)
Speaker: Mojca Jongen-Lavrencic (Rotterdam, Netherlands)
Session Type/Title: Oral Session: Proffered Paper Session / Hematologic Malignancies
Session Date and Time: Sun, 22.10.2023 16:30 – 18:00

IPH5201 (AstraZeneca collaboration)

Abstract: 1290TiP
Abstract Title: A Phase II multicenter, open label, non-randomized study of neoadjuvant and adjuvant treatment with IPH5201 and durvalumab in patients with resectable, early-stage (II to IIIA) non-small cell lung cancer (MATISSE)
Speaker: Fabrice Barlesi (Villejuif, France)
Session Type/Title: Poster Session: NSCLC, early stage
Onsite Poster display date: Sat, 21.10.2023

Monalizumab (AstraZeneca collaboration; ISS)

Abstract: 935P
Abstract Title: A phase II study of monalizumab and durvalumab in patients with recurrent/metastatic (RM) squamous cell carcinoma of the head and neck (SCCHN): results of the I2 cohort of the EORTC-HNCG-1559 trial (UPSTREAM).
Speaker: Rachel Galot (Woluwe-Saint-Lambert, Belgium)
Session Type/Title: Poster Session: Head and neck cancers, excl. thyroid
Onsite Poster display date: Sun, 22.10.2023

Monalizumab (AstraZeneca collaboration)

Presentation Number: 854O
Presentation Title: INTERLINK-1: Phase 3 study of cetuximab (CTX) ± monalizumab (M) in participants (pts) with recurrent/metastatic head and neck squamous cell carcinoma (R/M HNSCC) with disease progression on/after platinum chemotherapy (CT) and previously treated with an immune checkpoint inhibitor (ICI)
Speaker: Jérôme Fayette (Lyon, France)
Session Type/Title: Oral Session: Proffered Paper Session / Head and neck cancer
Session Date and Time: Mon, 23.10.2023 08:30 – 10:00

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu